William Lane To Call Writer Directly: +1 202 389 3240 will.lane@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

September 11, 2024

VIA EDGAR

Kyle R. Ahlgren, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Exemptive Application for Adams Street Private Credit BDC, LLC et al. (File No. 812-15020)

Dear Mr. Ahlgren:

I am writing on behalf of Adams Street Private Credit BDC, LLC and its related entities (collectively, the “Applicants”) to respectfully request the withdrawal of the Applicants’ exemptive application (File No. 812-15020) (the “Application”), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 16, 2019, and subsequently amended and restated on June 22, 2020, September 1, 2021 and February 15, 2022, for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder.

By this letter, the Applicants hereby respectfully request that the Application be withdrawn and that the Commission take no further action with respect thereto.

This request is based on correspondence and discussions with the staff of the Commission. The Applicants intend to refile a new application that is similar to the Application with the Commission promptly upon the approval of this request.

If you have any questions, please do not hesitate to contact me at 202.389.3240 or will.lane@kirkland.com. Thank you for your attention to this matter.

Sincerely,

/s/ William P. Lane

William P. Lane

cc:	Eric R. Mansell, Adams Street Partners, LLC

Nicole M. Runyan, P.C., Kirkland & Ellis LLP

Brad A. Green, P.C., Kirkland & Ellis LLP

Nicholas A. Hemmingsen, Kirkland & Ellis LLP

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